



02018610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/30/2000___ AND ENDING ___12/31/2001___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 N. Post Oak Lane, #503
                                        (No. and Street)

Houston, Texas 77024
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan T. Emerson   (713) 225–3028
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas
                    (Name — if individual, state last, first, middle name)

5151 San Flipe, Suite 500	Houston	Texas	77056
(Address)	(City)	(State)	Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
Þ MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel E. LeGaye__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Starlight Investments, LLC__, as of __December 31,__, __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Signature Daniel E. LeGaye

Financial and Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STARLIGHT INVESTMENTS, LLC

**Financial Statements and Supplementary
Information Required By SEC Rule 17a-5**

December 31, 2001

STARLIGHT INVESTMENTS, LLC

December 31, 2001

Table of Contents

Page

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Operations... 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Schedule I: Computation of Net Capital, Under Rule 15c3-1 of the
   Securities and Exchange Commission 7

Independent Auditor's Report on Internal Control Required by
   Rule 17a-5 of the Securities and Exchange Commission 8



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

· Professional Advisors
5151 San Felipe, Suite 500
Houston, Texas 77056
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com



INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member
 of Starlight Investments, LLC

We have audited the accompanying statement of financial condition of Starlight Investments, LLC as of December 31, 2001, and the related statement of operations, changes in members' equity, and cash flows for the period from November 30, 1999 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from November 30, 1999 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2002



STARLIGHT INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$6,430
Total assets	$6,430

Liabilities and Members' Equity

Liabilities	$ -
Total liabilities	-
Commitments and contingencies	-
Members' equity	6,430
Total liabilities and members' equity	$6,430

The accompanying notes are an integral part of these statements.

STARLIGHT INVESTMENTS, LLC

Statement of Operations

For the Period from November 30, 1999 (date of inception) to December 31, 2001

Revenues	$ -
Total revenues	-
Expenses	
General and administrative	1,301
Professional fees	4,669
Total expenses	5,970
Net loss	$(5,970)

The accompanying notes are an integral part of these statements.

STARLIGHT INVESTMENTS, LLC

Statement of Changes in Members' Equity

For the Period from November 30, 1999 (date of inception) to December 31, 2001

	Bryan Emerson	David Fisher	Total Members' Equity
Allocation of net loss	$(5,970)	$ -	$(5,970)
Contributions	10,800	1,600	12,400
Transfer	1,600	(1,600)	-
Balance at December 31, 2001	$ 6,430	$ -	$ 6,430

The accompanying notes are an integral part of these statements.

STARLIGHT INVESTMENTS, LLC

Statement of Cash Flows

For the Period from November 30, 1999 (date of inception) to December 31, 2001

Operating activities	
Net loss	$(5,970)
Net cash used in operating activities	(5,970)
Financing activities	
Member contributions	12,400
Net cash provided by financing activities	12,400
Net increase in cash and cash equivalents	6,430
Cash and cash equivalents - inception	-
Cash and cash equivalents - end of period	$ 6,430

The accompanying notes are an integral part of these statements.

STARLIGHT INVESTMENTS, LLC

Notes to Financial Statements

For the Period from November 30, 1999 (date of inception) to December 31, 2001

Note 1 - General Information and Summary of Significant Accounting Policies

Starlight Investments, LLC (the "Company") was formed on November 30, 1999 as a Texas Limited Liability Company and its members have personal limited liability for the obligations or debts of the entity. The Company became registered as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers on October 30, 2000.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and which have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's individual tax return.

Note 2 - Related Party Transactions

On October 30, 2000, the Company entered into a management agreement with an affiliate. For the period November 1, 2000 to December 31, 2000, the stated fee was $1,028. From January 1, 2001 until the agreement is terminated, the fee is 90% of the Company's monthly adjusted net operating income, as defined. Accordingly, general and administrative expenses in the statement of operations include $1,028 for management fees.

Note 3 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. The Company's net capital, as defined, of $6,430 exceeded the required minimum by $1,430 as of December 31, 2001, and its ratio of aggregate indebtedness to net capital was 0.00%.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934**

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
STARLIGHT INVESTMENTS, LLC

COMPUTATION DATE: 12/31/2001

Net Capital Requirement, the Greater of:		$ 5,000.00
1/15 of Aggregate Indebtedness	$ 0.00	
Minimum Dollar Requirement	$ 5,000.00	
Net Capital		6,430.00

Excess (Deficiency) Net Capital: **$ 1,430.00**

Aggregate Indebtedness:		$ 0.00
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$ 6,430.00
Ratio of Aggregate Indebtedness to Net Capital:		0.00%
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A

Total Assets		$ 6,430.00
Less: Total Liabilities		0.00
Net Worth		$ 6,430.00
Deductions from and/or charges to Net Worth:		
Total non-allowable assets	$ 0.00	
Other deductions or charges	0.00	
Total Deductions from Net Worth		0.00
Net Capital before haircuts on securities positions		$ 6,430.00
Haircuts on securities:		
Certificates of Deposit and Commercial Paper	$ 0.00	
U.S. and Canadian government obligations	0.00	
State and municipal government and obligations	0.00	
Corporate obligations	0.00	
Stock and warrants	0.00	
Options	0.00	
Arbitrage	0.00	
Other Securities	0.00	
Undue Concentration	0.00	
Total haircuts of securities		0.00

*Net Capital   **$ 6,430.00**

*** There are no material differences in the above calculation
  of net capital and the unaudited focus report**

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF SECURITIES EXCHANGE ACT OF 1934



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

˙Professional Advisors
5151 San Felipe, Suite 500
Houston, Texas 77056
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Board of Managers and Member
 of Starlight Investments, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Starlight Investments, LLC (the "Company"), for the period from November 30, 1999 (date of inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.



worldwide

Member of Pannell Kerr Forster, a worldwide
alliance of independent accounting firms.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, and the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Purnell Ken Forster & Tyler, P.C.

February 22, 2002